January 5, 2009

Mr. Kevin L. Vaughn,

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 5546

Washington, DC 20549

Re:

World Energy Solutions, Inc.

Form 10-KSB for the year ended December 31, 2007

Form 10-QSB for the quarter ended March 31, 2008

Form 10-Q for the quarter ended June 30, 2008

File No. 0- 25097

Dear Mr. Vaughn:

This letter and its attachments are being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of December 19, 2008 (the “Letter”) directed to World Energy Solutions, Inc. (“WES” or the “Company”) regarding the Company’s Form 10-Q for the period ending September 30, 2008.  We will respond to each of the Commission staff’s comments in the order in which they appear in the Letter.

Regarding paragraph 1 of the Letter regarding Controls and Procedures, we have revised the relevant section to provide management’s assessment of disclosure controls and procedures as of the end of the period covered by the report.

Regarding paragraph 2 of the Letter regarding the reference to internal controls over financial reporting, we have revised the disclosures to only present the disclosures required by Item 307 of Regulation S-K.

We are attaching the proposed abbreviated amended Form 10-Q/A for your review and consideration as Appendix “A”.  We will include appropriate Sarbanes-Oxley certifications with the ultimate filing in the EDGAR system.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

January 5, 2009

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

WORLD ENERGY SOLUTIONS, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer

Chief Financial Officer

APPENDIX “A”

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-Q/A

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2008.

or

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________.

Commission file number 000-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

Florida

(State or other jurisdiction of incorporation or organization)

65-0783722

(I.R.S. Employer Identification No.)

3900A 31st Street North, St. Petersburg, Florida 33714

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code:  727-525-5552

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  (x) Yes (__) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer (__)

Accelerated filer (__)

Non-accelerated filer (__)

Smaller reporting company (_x_)

 (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes (__) No ( x )

The number of shares of the issuer’s common stock, par value $.0001 per share, outstanding as of November 10, 2008 was 91,442,967.

Forward Looking Statements.

This Quarterly Report on Form 10-Q of World Energy Solutions, Inc. for the nine month period ended September 30, 2008 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. In particular, statements under the Sections; Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this quarterly report. This quarterly report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this quarterly report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying energy conserving products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Quarterly Report on Form 10-Q for the period ended September 30, 2008 that was originally filed on November 13, 2008 (the “Original 10-Q”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      revision of the date regarding management's assessment of disclosure controls and procedures pursuant to Item 307 of Regulation S-B; and

•      deletion of language relating to management’s report on internal controls over financial reporting as it is required only in the annual report filed by the Company.

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-Q. This amendment does not reflect events occurring after the filing of the Original 10-Q and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

Item 4.  Controls and Procedures.

Item 4T.  Controls and Procedures.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the period ending September 30, 2008, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation regarding the period ending September 30, 2008, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that our financial disclosure controls and procedures were not effective due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  However, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

(b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:  January __, 2009

/s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Financial Officer